Inhibitex, Inc.
9005 Westside Parkway
Alpharetta, GA 30004
April 21, 2008
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bryan J. Pitko Jeffrey P. Reidler

Re:	Inhibitex, Inc.
Registration Statement on Form S-3
SEC File No. 333-149843
Ladies and Gentlemen:
          Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), is Amendment No. 1 (“Amendment No. 1”) amending the Registration Statement on Form S-1 filed by Inhibitex, Inc. (“Inhibitex,” “we” or “us”) with the Securities and Exchange Commission (the “Commission”) on March 20, 2008 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No.1 and all future amendments, is referred to herein as the “Registration Statement.”
          Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 27, 2008 with respect to the Initial Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.
1.	We note that several of your selling stockholders are listed as non-natural persons. Please identify the natural persons who have voting and investment controls over the shares being registered that are held by non-natural persons.
          We have revised the Selling Stockholder table on pages 21-22 of Amendment No. 1 to identify who has the voting and dispositive power for all non-natural persons.
2.	We note that your Registration Statement incorporates by reference your annual report on Form 10-K for the year ended December 31, 2007. This filing does not contain the Part III information that is required by Form 10-K. Please amend you Form S-3 filing, amend your Form 10-K filing, or file a Proxy Statement to include the required Part III information. Your filing must be complete before we take final action on the Registration Statement.

          We have filed our Definite Proxy statement on April 16, 2008 and have specifically incorporated by reference our Definite Proxy Statement into Amendment No. 1 on page 24 of Amendment No. 1.
3.	We note that your registration statement does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-3. If Russell H. Plumb, your chief executive officer and chief financial officer, is also your controller or principal accounting officer please indicate beneath his signature that he is signing the Form S-3 as principal executive officer, principal financial officer, and principal accounting officer. See instructions 1 and 2 to the signature section of Form S-3.
          We have revised the signature page of Amendment No. 1 to indicate that Russell H. Plumb is the principal accounting officer.
               Please advise us if we can provide any further information or assistance to facilitate your review of Amendment No. 1. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (678) 746-1136 or David S. Rosenthal at the law firm of Dechert LLP at (212) 698-3616.

Very truly yours,
/s/Russell H. Plumb
Russell H. Plumb
Principal Executive, Financial and Accounting Officer

cc:	Jeffrey P. Riedler Bryan J. Pitko David S. Rosenthal, Esq.